
10015216


GRASIM
ADITYA BIRLA GROUP

082-03322

January 22, 2010

Bombay Stock Exchange Limited
Department of Corporate Services
1st Floor, New Trading Ring,
Rotunda Building, P J Towers, Dalal Street,
Fort, Mumbai - 400 001
Fax: 022-22723121/ 3719/ 2037/ 2039/ 2041
Email: corp.relations@bseindia.com

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza
Bandra-Kurla Complex, Bandra (East)
Mumbai - 400 051
Fax: 022-26598237/8238 and 26598347/48
Email: cmlist@nse.co.in

Dear Sir,

1. In terms of Clause 41 of the Listing Agreement, we are pleased to enclose herewith a statement containing the Unaudited Financial Results of Grasim Industries Limited for the quarter ended 31st December, 2009, which have been taken on record by the Board of Directors of the Company at its meeting held today.

   As required under Clause 41 of the Listing Agreement, the Statutory Auditors of the Company have done the Limited Review of the aforesaid results and a copy of their certificate of date to that effect is also sent herewith.

2. A copy of the Press Release being issued in above connection is also enclosed herewith.

Thanking you,

Yours faithfully,

SUPPL

Ashok Malu
Company Secretary

encl : as above

BY AIR MAIL

Luxembourg Stock Exchange
Market & Surveillance Dept.,
P.O. Box 165, L-2011 Luxembourg,
Grand Duchy of Luxembourg,
Europe - Fax: 00352477936269

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

National Securities Depository Ltd.
Trade World, 4th Floor
Kamala Mills Compound
Senapati, Bapat Marg, Lower Parel
Mumbai 400 013
Fax: 022-24972993/ 6351

Central Depository Services (India) Ltd.
Phiroze Jeejeebhoy Tower
16 & 17th Floor, Dalal Street
Fort, Mumbai - 400 023
Fax: 022-22723199 / 2072

Citi Bank N.A.
111 Wall Street, 5th Floor
New York 10043, USA
Fax: 001-212-8252029

Citi Bank N.A. (Custodial Services)
Trent House, 3rd Floor
G-60, Bandra Kurla Complex
Bandra (East), Mumbai 400 051
Fax: 022-2653 2235

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S. K. Ahire Marg, Worli, Mumbai - 400 030, Maharashtra, India.
Tel. : 91-22-6652 5000 / 2499 5000 • Fax : 91-22-6652 5114 / 2499 5114 • Email : grasimcfd@adityabirla.com
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)



UNAUDITED FINANCIAL RESULTS

FOR THE PERIOD ENDED 31st DECEMBER 2009

I. CONSOLIDATED RESULTS :

Rs in Crores

Particulars	Three Months Ended 31st Dec. '09	Three Months Ended 31st Dec. '08	Nine Months Ended 31st Dec. '09	Nine Months Ended 31st Dec. '08	Year Ended 31st Mar. '09 (Audited)
Net Sales / Income from Operations	**4,788.35**	**4,565.93**	**14,542.19**	**13,413.29**	**18,287.79**
Other Operating Income	55.16	44.49	173.04	135.86	199.33
Total Operating Income	**4,843.51**	**4,610.42**	**14,715.23**	**13,549.15**	**18,487.12**
Expenditure :					
- Decrease / (Increase) in Stock in trade & work in progress	(102.11)	(86.07)	(161.01)	(245.90)	(90.58)
- Raw Material Consumed	858.86	953.99	2,613.91	3,021.66	3,936.50
- Purchases of Finished Goods	38.53	33.09	110.20	90.24	123.98
- Payment to & Provision for Employees	272.08	266.23	783.49	722.39	951.33
- Power & Fuel Cost	911.81	1,099.45	2,594.75	2,843.05	3,754.57
- Freight & Handling Expenses	673.42	594.32	1,993.30	1,698.17	2,356.79
- Depreciation	254.72	230.17	737.06	640.62	865.78
- Other Expenditure	750.95	749.31	2,168.93	2,175.55	2,926.96
Total Expenditure	**3,658.26**	**3,840.49**	**10,840.63**	**10,945.78**	**14,825.33**
Profit from Operations before Other Income & Interest	**1,185.25**	**769.93**	**3,874.60**	**2,603.37**	**3,661.79**
Other Income	71.15	72.52	210.53	207.66	252.60
Profit Before Interest and Tax	**1,256.40**	**842.45**	**4,085.13**	**2,811.03**	**3,914.39**
Interest	79.35	93.89	244.79	235.49	307.81
Profit from Ordinary Activities before Tax	**1,177.05**	**748.56**	**3,840.34**	**2,575.54**	**3,606.58**
Provision for Current Tax	(280.11)	(99.30)	(932.17)	(393.35)	(550.66)
Provision for Deferred Tax	(101.24)	(83.96)	(313.12)	(262.53)	(440.71)
Net Profit from Ordinary Activities after Tax	**795.70**	**565.30**	**2,595.05**	**1,919.66**	**2,615.21**
Extraordinary Items :					
Profit (Net of Tax) on Sale of Sponge Iron unit (Refer Note 3)	-	-	336.07	-	-
Net Profit (before profit of Associates and adjustment for Minority Interest)	**795.70**	**565.30**	**2,931.12**	**1,919.66**	**2,615.21**
Add : Share in Profit of Associates	9.91	0.29	37.17	0.90	15.91
Less : Minority Share	90.29	106.04	392.17	302.69	444.46
Net Profit	**715.32**	**459.55**	**2,576.12**	**1,617.87**	**2,186.66**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.70	91.69	91.70	91.69	91.69
Reserves excluding Revaluation Reserve					11,417.53
Basic EPS for the period before Extraordinary Item (Rs.)	**78.01**	**50.12**	**244.30**	**176.45**	**238.49**
Diluted EPS for the period before Extraordinary Item (Rs.)	**77.99**	**50.12**	**244.22**	**176.45**	**238.49**
Basic EPS for the period after Extraordinary Item (Rs.)	**78.01**	**50.12**	**280.95**	**176.45**	**238.49**
Diluted EPS for the period after Extraordinary Item (Rs.)	**77.99**	**50.12**	**280.85**	**176.45**	**238.49**

II. STANDALONE RESULTS :

Rs. in Crores

Particulars	Three Months Ended 31st Dec. '09	Three Months Ended 31st Dec. '08	Nine Months Ended 31st Dec. '09	Nine Months Ended 31st Dec. '08	Year Ended 31st Mar. '09 (Audited)
Net Sales / Income from Operations	**3,051.89**	**2,658.77**	**9,086.39**	**7,928.19**	**10,819.89**
Other Operating Income	35.97	36.48	111.39	91.82	136.35
Total Operating Income	**3,087.86**	**2,695.25**	**9,197.78**	**8,020.01**	**10,956.24**
Expenditure :					
- Decrease / (Increase) in Stock in trade & work in progress	(86.05)	0.86	(94.75)	(108.96)	(33.54)
- Raw Material Consumed	637.79	743.22	1,960.13	2,335.42	3,064.25
- Purchases of Finished Goods	28.04	16.25	58.95	45.64	65.94
- Payment to & Provision for Employees	175.13	166.37	502.93	454.55	598.17
- Power & Fuel Cost	529.83	540.66	1,460.24	1,447.13	1,928.47
- Freight & Handling Expenses	366.22	316.02	1,073.22	896.65	1,234.11
- Depreciation	142.35	119.77	415.23	331.63	456.97
- Other Expenditure	414.96	377.05	1,236.61	1,042.39	1,467.33
Total Expenditure	**2,208.27**	**2,280.20**	**6,612.56**	**6,444.45**	**8,781.70**
Profit from Operations before Other Income & Interest	**879.59**	**415.05**	**2,585.22**	**1,575.56**	**2,174.54**
Other Income	52.79	44.77	180.84	184.76	214.07
Profit Before Interest and Tax	**932.38**	**459.82**	**2,766.06**	**1,760.32**	**2,388.61**
Interest	50.37	43.89	148.42	102.47	140.77
Profit from Ordinary Activities before Tax	**882.01**	**415.93**	**2,617.64**	**1,657.85**	**2,247.84**
Provision for Current Tax	(224.65)	(41.01)	(627.86)	(245.94)	(342.38)
Provision for Deferred Tax	(61.48)	(45.36)	(189.13)	(148.66)	(257.50)
Net Profit from Ordinary Activities after Tax	**595.88**	**329.56**	**1,800.65**	**1,263.25**	**1,647.96**
Extraordinary Items:					
Profit (Net of Tax) on Sale of Sponge Iron unit (Refer Note 3)	-	-	336.07	-	-
Net Profit & Loss for the period	**595.88**	**329.56**	**2,136.72**	**1,263.25**	**1,647.96**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.70	91.69	91.70	91.69	91.69
Reserves excluding Revaluation Reserve					9,372.08
Basic EPS for the period before Extraordinary Items (Rs.)	**64.99**	**35.94**	**196.38**	**137.77**	**179.73**
Diluted EPS for the period before Extraordinary Items (Rs.)	**64.96**	**35.94**	**196.31**	**137.77**	**179.73**
Basic EPS for the period after Extraordinary Items (Rs.)	**64.99**	**35.94**	**233.03**	**137.77**	**179.73**
Diluted EPS for the period after Extraordinary Items (Rs.)	**64.96**	**35.94**	**232.95**	**137.77**	**179.73**
Total Public Shareholding					
- Number of Shares (000's)	**58,267**	**58,187**	**58,267**	**58,187**	**58,760**
- Percentage of Shareholding	**63.55%**	**63.47%**	**63.55%**	**63.47%**	**64.10%**
Promoter & Promoter Group Shareholding					
a) Pledged / Encumbered					
- Number of Shares (000's)	-	-	-	-	-
- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	-	-	-	-	-
- Percentage of Shares (as a % of the total share capital of the Company)	-	-	-	-	-
b) Non-encumbered					
- Number of Shares (000's)	**23,381**	**23,089**	**23,381**	**23,089**	**23,089**
- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**
- Percentage of Shares (as a % of the total share capital of the Company)	**25.50%**	**25.19%**	**25.50%**	**25.19%**	**25.19%**

III. SEGMENT REPORTING - CONSOLIDATED

Rs. in Crores

Particulars	Three Months Ended 31st Dec. '09	Three Months Ended 31st Dec. '08	Nine Months Ended 31st Dec. '09	Nine Months Ended 31st Dec. '08	Year Ended 31st Mar. '09 (Audited)
1. SEGMENT REVENUE					
a Viscose Staple Fibre & Wood Pulp	1,050.26	623.16	2,794.40	2,226.74	2,914.59
b Cement - Grey, White & Allied Products	3,635.22	3,383.49	11,307.66	9,550.96	13,503.26
c Sponge Iron *	-	297.81	110.77	850.31	1,007.58
d Chemicals - Caustic Soda & Allied Chemicals	121.28	127.70	372.74	399.64	522.52
e Textiles - Fabric & Yarn	84.46	78.17	258.74	246.92	318.23
f Others **	0.21	150.76	0.66	430.60	430.82
TOTAL	4,891.43	4,661.09	14,844.97	13,705.17	18,697.00
(Less) : Inter Segment Revenue	(47.92)	(50.67)	(129.74)	(156.02)	(209.88)
Total Operating Income	**4,843.51**	**4,610.42**	**14,715.23**	**13,549.15**	**18,487.12**
2. SEGMENT RESULTS					
a Viscose Staple Fibre & Wood Pulp	378.57	24.33	839.18	317.82	396.73
b Cement - Grey, White & Allied Products	819.69	699.83	3,107.43	2,084.88	3,117.58
c Sponge Iron *	-	38.04	(43.90)	127.13	101.19
d Chemicals - Caustic Soda & Allied Chemicals	20.35	26.50	76.38	105.88	127.11
e Textiles - Fabric & Yarn	3.30	1.33	11.03	4.14	8.23
f Others **	0.31	25.87	3.28	82.89	85.03
TOTAL	1,222.22	815.90	3,993.40	2,722.74	3,835.87
Add / (Less) :					
Interest	(79.35)	(93.89)	(244.79)	(235.49)	(307.81)
Net Unallocable Income / (Expenditure)	34.18	26.55	91.73	88.29	78.52
Profit before Extra Ordinary Items and Tax Expenses	**1,177.05**	**748.56**	**3,840.34**	**2,575.54**	**3,606.58**
3. CAPITAL EMPLOYED					
a Viscose Staple Fibre & Wood Pulp	2,319.28	2,464.43	2,319.28	2,464.43	2,398.77
b Cement - Grey, White & Allied Products	15,904.97	14,928.64	15,904.97	14,928.64	15,236.61
c Sponge Iron *	-	592.79	-	592.79	552.72
d Chemicals - Caustic Soda & Allied Chemicals	377.18	342.58	377.18	342.58	361.94
e Textiles - Fabric & Yarn	176.67	176.28	176.67	176.28	176.28
f Others **	24.24	1,367.73	24.24	1,367.73	21.29
TOTAL	18,802.34	19,872.45	18,802.34	19,872.45	18,747.61
Unallocated Corporate Capital Employed	4,569.76	1,077.79	4,569.76	1,077.79	2,000.82
TOTAL CAPITAL EMPLOYED	**23,372.10**	**20,950.24**	**23,372.10**	**20,950.24**	**20,748.43**

* Upto 22nd May, 2009, Refer note 3

** w.e.f. 1st January, 2009 Consolidated Results include Idea Cellular Ltd. (Consolidated) as an Associate as per equity method as against Joint Venture earlier.

IV. SEGMENT REPORTING - STANDALONE

Rs. in Crores

Particulars	Three Months Ended 31st Dec. '09	Three Months Ended 31st Dec. '08	Nine Months Ended 31st Dec. '09	Nine Months Ended 31st Dec. '08	Year Ended 31st Mar. '09 (Audited)
1. SEGMENT REVENUE					
a Viscose Staple Fibre	962.42	563.91	2,529.49	1,899.43	2,533.57
b Cement - Grey, White & Allied Products	2,030.04	1,730.13	6,246.84	4,954.77	7,010.55
c Sponge Iron *	-	297.81	110.77	850.31	1,007.58
d Chemicals - Caustic Soda & Allied Chemicals	121.28	127.70	372.74	399.64	522.52
e Textiles - Yarn	15.85	14.03	47.18	45.95	57.92
TOTAL	3,129.59	2,733.58	9,307.02	8,150.10	11,132.14
(Less) : Inter Segment Revenue	(41.73)	(38.33)	(109.24)	(130.09)	(175.90)
Total Operating Income	**3,087.86**	**2,695.25**	**9,197.78**	**8,020.01**	**10,956.24**
2. SEGMENT RESULTS					
a Viscose Staple Fibre	375.28	37.36	873.37	328.71	410.91
b Cement - Grey, White & Allied Products	500.33	330.77	1,728.30	1,071.87	1,629.09
c Sponge Iron *	-	38.04	(43.90)	127.13	101.19
d Chemicals - Caustic Soda & Allied Chemicals	20.35	26.50	76.38	105.88	127.11
e Textiles - Yarn	1.23	(0.37)	2.82	0.48	1.39
TOTAL	897.19	432.30	2,636.97	1,634.07	2,269.69
Add / (Less) :					
Interest	(50.37)	(43.89)	(148.42)	(102.47)	(140.77)
Net Unallocable Income / (Expenditure)	35.19	27.52	129.09	126.25	118.92
Profit before Extra Ordinary Items and Tax Expenses	**882.01**	**415.93**	**2,617.64**	**1,657.85**	**2,247.84**
3. CAPITAL EMPLOYED					
a Viscose Staple Fibre	1,643.92	1,857.45	1,643.92	1,857.45	1,776.91
b Cement - Grey, White & Allied Products	6,936.94	6,557.72	6,936.94	6,557.72	6,698.20
c Sponge Iron *	-	592.74	-	592.74	552.72
d Chemicals - Caustic Soda & Allied Chemicals	377.18	342.58	377.18	342.58	361.94
e Textiles - Yarn	22.88	19.03	22.88	19.03	22.59
TOTAL	8,980.92	9,369.52	8,980.92	9,369.52	9,412.36
Unallocated Corporate Capital Employed	7,009.46	4,182.08	7,009.46	4,182.08	4,324.54
TOTAL CAPITAL EMPLOYED	**15,990.38**	**13,551.60**	**15,990.38**	**13,551.60**	**13,736.90**

* Upto 22nd May, 2009, Refer note 3

V. NOTES

1 The Company has filed a Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 to demerge it's Cement Business, subject to necessary approvals. Under the Scheme, the Cement Business of the Company is proposed to be transferred to it's wholly owned subsidiary, Samruddhi Cement Limited (SCL) w.e.f. 1st October, 2009, being the Appointed Date and in consideration thereof, the shareholders of the Company will receive 1 (One) equity share of SCL of the face value of Rs.5 each, credited as fully paid up, for every 1 (One) fully paid up equity share of the Company held on the Record Date to be fixed for the purpose.

The Scheme is already filed with Honorable High Courts of Madhya Pradesh and Gujarat for their sanction, which is in advanced stage, as the Company's shareholders and creditors have approved the Scheme in their respective court convened meetings.

As the Scheme is yet to become effective pending sanction of the Honorable High Courts, no effect of the proposed demerger has been given in the unaudited financial results for the quarter and nine months ended 31st December, 2009. If the Scheme would have been effective, the Revenue and Profit **for the current period** would have been restated as under:

Rs. in Crores

Period ended 31st December, 2009	Consolidated		Standalone	
	3 months	9 months	3 months	9 months
Revenue	No Change	No Change	1,057.82	7,167.74
Profit Before Interest & Tax (PBIT)	No Change	No Change	432.05	2,265.73
Net Profit before Extraordinary Items (after Minority Share in Consolidated Results)	676.34	2,201.07	358.00	1,562.77

2 The Boards of Directors of UltraTech Cement Limited (UltraTech) and SCL, the company's subsidiaries have decided to amalgamate SCL with UltraTech under a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act,1956 subject to necessary approvals w.e.f. 1st July, 2010 being the appointed date fixed for this purpose. In terms of the Scheme, UltraTech will issue 4 (Four) equity shares of the face value of Rs.10 each, credited as fully paid up, for every 7 (Seven) equity shares of SCL of the face value of Rs.5 each, to the shareholders of SCL held on the Record Date to be fixed for this purpose.

3 The Results for the quarter and nine months ended 31st December, 2009 are not strictly comparable with those of the corresponding periods of the previous year, owing to: (a) sale of the Sponge Iron unit on 22nd May, 2009 and (b) the results of Idea Cellular Ltd. being consolidated as a Joint Venture in the corresponding periods of the previous year, whereas w.e.f. 1st January, 2009, the same is being consolidated as an Associate.

The previous periods' figures on comparable basis (restated for above) will be as under:

Rs. in Crores

Period ended 31st December, 2008	Consolidated		Standalone	
	3 months	9 months	3 months	9 months
Revenue	4,162.07	12,268.91	2,397.44	7,169.70
Profit Before Interest & Tax (PBIT)	778.70	2,604.04	421.77	1,633.18
Net Profit before Extraordinary Items (after Minority Share in Consolidated Results)	432.90	1,528.40	302.91	1,173.77

4 Previous periods' figures have been regrouped / rearranged wherever necessary to conform to the current periods' classification.

5 No investor complaint was pending at the beginning and end of the quarter. Seven complaints received during the quarter have been fully attended by the Company.

6 The above Unaudited results for the quarter and nine months ended 31st December, 2009 have been reviewed by the Audit Committee of the Board and approved by the Board of Directors at their meetings held on 22nd January, 2010. The limited review, as required under Clause 41 of the Listing Agreement, has been completed by the auditors of the Company and the related report is being submitted to the concerned Stock Exchanges.

For and on behalf of Board of Directors

Place : Mumbai
Date : 22nd January, 2010

Shailendra K. Jain
Whole-Time Director

Deloitte Haskins & Sells
Chartered Accountants,
12, Dr. Annie Besant Road,
Opp. Shiv Sagar Estate,
Worli,
Mumbai 400 018

G. P. Kapadia & Co.
Chartered Accountants,
Hamam House,
Ambalal Doshi Marg,
Fort,
Mumbai 400 001

AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
GRASIM INDUSTRIES LIMITED
ON LIMITED REVIEW OF UNAUDITED FINANCIAL RESULTS

1. We have reviewed the accompanying statement of Unaudited Standalone and Consolidated Financial Results ("the Statement") of **GRASIM INDUSTRIES LIMITED** ('the Company') and the Company and its subsidiaries, associates and joint ventures which together constitute "the Group" for the quarter and nine months ended 31st December, 2009. This Statement is the responsibility of the Company's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial results based on our review.

2. We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2400 *'Engagements to Review Financial Statements'*, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatements. A review is limited primarily to inquiries of the Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly we do not express an opinion.

3. We did not review the financial results of certain subsidiaries, joint ventures and associates, whose financial results for the quarter and nine months ended 31st December, 2009 reflect revenues of Rs.150.49 Crores and Rs. 452.09 Crores respectively and profit after tax (net) of Rs.5.09 Crores and loss after tax (net) of Rs.34.85 Crores respectively. The financial results of such subsidiaries, joint ventures and associates are based on management accounts and have not been subjected to review by their auditors.

4. The report of the branch auditors of Vikram Woollens Division of the Company has been submitted to us and the same has been considered by us in preparing this report.

5. Based on our review as stated in paragraph 2 above and subject to our comments in paragraph 3 above, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with the accounting standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with stock exchanges including the manner in which it is to be disclosed, or that it contains any material misstatement.





6. Further, we also report that we have traced the number of shares as well as the percentage of shareholdings in respect of aggregate amount of public shareholdings, pledged/encumbered shares and non-encumbered shares of promoter and promoter group shareholders' in terms of Clause 35 of the Listing Agreements and the particulars relating to undisputed investor complaints from the details furnished by the Management.

For DELOITTE HASKINS & SELLS
Chartered Accountants



B. P. Shroff
Partner
(Membership No.34382)

MUMBAI, 22nd January, 2010



For G. P. KAPADIA & Co.
Chartered Accountants



Atul Desai
Partner
(Membership No.30850)



Press Release

Mumbai, January 22, 2010



GRASIM REPORTS EXCELLENT PERFORMANCE FOR Q3 FY2010

Consolidated Net Profit Rs.715 Crs. ⇧ 56%

Consolidated Net Revenue Rs.4,844 Crs. ⇧ 5%

Consolidated Financial Performance:

Rs. Crores

	Quarter ended			9- months ended		
	31.12.09	31.12.08	% Change	31.12.09	31.12.08	% Change
Net Revenue	4,844	4,610	5%	14,715	13,549	9%
PBIDT	1,511	1,073	41%	4,822	3,452	40%
Profit before Taxes	1,177	749	57%	3,840	2,576	49%
Profit after Taxes (Before Extraordinary Item)	805	566	42%	2,632	1,921	37%
Minority Share	(90)	(106)		(392)	(303)	
Net Profit (Before Extraordinary Item)	715	460	56%	2,240	1,618	38%
Net Profit (After Extraordinary Item)	715	460	56%	2,576	1618	59%
EPS (Rs.)						
Before Extraordinary Item	78	50	56%	244	176	38%
After Extraordinary Item	78	50	56%	281	176	59%

Grasim Industries Limited, an Aditya Birla Group Company, today announced its results for the 3rd quarter ended 31st December, 2009. **Higher volumes and lower input prices have been the key growth drivers.**

The Company's Net Revenue was higher by 5% at Rs.4,844 crores. PBIDT was higher by 41% at Rs.1,511 crores. Net Profit at Rs.715 crores was up by 56%, despite higher depreciation on account of the commissioning of new projects and a substantially higher tax provision.

On a stand-alone basis, Grasim's performance has been more impressive. Net Revenue rose by 15% at Rs.3,088 crores (Rs.2,695 crores). PBIDT grew by 85% at Rs.1,075 crores (Rs.580 crores). Net Profit increased by 81% at Rs.596 crores (Rs.330 crores), notwithstanding a steep rise in tax expenses and higher depreciation due to the commissioning of new projects.

The Consolidated as well as the Standalone results for the quarter are not strictly comparable with the results of the corresponding quarter. This is due to the sale of sponge Iron business on 22nd May, 2009 and the consolidation of Idea Cellular Limited as an Associate from 1st January, 2009, as against as a JV earlier.

On a comparable basis, excluding the Sponge Iron business from Q3FY09 and the consolidation of Idea as an Associate in Q3FY09, the results for the current quarter would have been as indicated below:

- ***Net Revenue*** : ***Increase by 29% on a stand-alone basis and by 16% on a consolidated basis***
- ***Net Profit (before Extraordinary Item)*** : ***Increase by 97% on a stand-alone basis and by 65% on a consolidated basis***

Highlights of Grasim's operations:

Products		Production			Sales		
		Q3FY10	Q3FY09	% Change	Q3FY10	Q3FY09	% Change
Cement *(consolidated)*	Mn. MT	**8.99**	7.99	13%	**9.21**	8.08	14%
White Cement	MT	**137,523**	112,413	22%	**130,188**	109,972	18%
Viscose Staple Fibre	MT	**81,991**	51,777	58%	**81,306**	53,758	51%

Cement Business

The Cement business posted a healthy growth, as demand continued to remain strong. New capacities contributed to a 13% increase in Production, at 8.99 million tons. Sales volumes expanded by 14% at 9.21 million tons. Cement prices were impacted, particularly in the south, due to excess capacity and lower demand. The Quarter also witnessed a drop in clinker export realisation due to reduced off-take in the Middle East following a meltdown in construction activities. On a sequential basis, RMC (Ready Mix Concrete) volumes improved marginally.

In White Cement, sales volumes were up by 18%. Wallcare putty recorded a 38% growth in volumes.

Higher volumes, coupled with lower energy prices and an enhanced share of captive thermal power, resulted in improved operating margins.

Cement Capex

The Company commissioned a cement mill of 1.55 millions capacity at Kotputli (Rajasthan) in January, 2010. The second cement mill of equivalent capacity is expected to be commissioned in February, 2010. This would raise the combined cement capacity of the Company to 48.8 million tons.

A total capital outlay of Rs.4,110 crores has been earmarked for the Cement business (including an outlay of Rs.2,040 crores for its subsidiary, UltraTech Cement Limited). The amount is proposed to be invested on grinding and evacuation facility, logistics infrastructure, waste heat recovery system, captive thermal power plant, modernization and completion of existing projects.

Cement Outlook

Industry demand is likely to grow by over 10%, driven by the robust growth in the Indian economy and the Government's initiatives to boost rural development, infrastructure and housing. The industry is expected to witness a surplus scenario over the next 18 to 24 months which may put a pressure on margins. The Company's focus on higher volume growth, together with cost efficiency, should help in mitigating the impact on margins to some extent.

The Company would require an additional capacity of around 25 million tons over the next 5 years just to retain its market share. It plans to expand its capacity sizably, with a view to grow its market share.

Viscose Staple Fibre (VSF) Business

The VSF business turned in a good performance. Partial revival of consumer spending on textiles with the global economic recovery, had a positive impact on the entire textile value chain.

Production was up by 58%, as demand grew and capacity utilization was higher at 98%. During the corresponding quarter, the business was impacted due to the global economic downturn. Operating margin improved due to better economies of scale, higher realisation and lower input prices.

The Company plans to set up a 80,000 TPA VSF plant at Vilayat (Gujarat) at an estimated outlay of Rs.1,000 crores. The land for the project has already been acquired. The environmental clearances too are in place. The project is likely to be commissioned in FY13. The capacity of the overseas joint venture at China is expected to double from 35,000 TPA to 70,000 TPA by March, 2010.

The demand outlook is expected to be stable in the short to medium term. However, the upward trend in the prices of pulp and sulphur may lead to a decline in the operating margin.

Chemical Plant

The performance of the Chemical business was satisfactory. Caustic volumes grew by 12% mainly on account of higher captive use. ECU realisation was lower by 20% due to depressed caustic prices. Prices are expected to remain under pressure due to the commissioning of new capacities and cheap imports. However, the global economic recovery may improve the performance of the business in the long term.

Cement Restructuring

The proposed demerger of the Cement business of the Company into Samruddhi Cement Limited ("Samruddhi"), which will be effective from 1st October, 2009, is progressing as scheduled. It is targeted to be completed by March, 2010.

Meanwhile, the Boards of Directors of UltraTech and Samruddhi have decided to amalgamate Samruddhi with UltraTech under a Scheme of Amalgamation with effect from 1st July, 2010. This Scheme too is in line as scheduled and is aimed to be completed by July, 2010.

As the Demerger is yet to become effective, pending sanction of the Hon'ble High Courts of Madhya Pradesh and Gujarat, no effect of the proposed demerger has been factored in the results. Had the Scheme been effective, the Revenue and Profit for the period would have stood as under:

Rs. Crores

For the Quarter ended 31st December, 2009	Stand-alone		Consolidated	
	Published	Restated	Published	Restated
Revenue	3,088	1,058	4,844	4,844
Profit Before Interest & Tax (PBIT)	932	432	1,256	1,256
Net Profit before Extraordinary Item *(after Minority Share in Consolidated Results)*	596	358	715	676

Outlook

Both the core businesses of the Company have strong competitive advantages and have attained a global size. They now stand at the next phase of growth. With the current phase of restructuring, the stage for future growth has been set. The Company will continue to make investments in these two businesses to enhance cost and volume leadership. On restructuring, while the Cement business will be consolidated in a pure play company, Grasim at the consolidated level will continue to be a Cement and VSF major.